SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 27, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





The company has received the following announcement:

    Barclays PLC
    Group Corporate Secretariat
    One Churchill Place
    London E14 5HP
    Tel: 020 7116  2913

27 May 2005

The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD


Dear Sir


Companies Act 1985 ("The Act") - Part VI


I hereby inform you that as at 24 May 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.64%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 208,740,939 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.


Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.


                              Legal Entity Report

Marconi Corp                                                     SEDOL : 3335442



As at 24 May 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 7,590,925 ORD GBP0.25 representing 3.64% of the issued share capital of 208,740,939 units.

Legal Entity                                         Holding     Percentage Held

Barclays Global Investors Japan Trust & Banking      291,333               .1396
Barclays Bank PLC                                  2,508,291              1.2016
Barclays Global Fund Advisors                        480,179               .2300
Barclays Bank Trust Company Ltd                           12               .0001
Barclays Global Investors, N.A.                    1,571,304               .7528
Barclays Global Investors Ltd                      2,464,347              1.1806
Barclays Global Investors Japan Ltd                   51,065               .0245
Barclays Private Bank Ltd                                  5               .0001
Barclays Life Assurance Co Ltd                       188,792               .0904
Barclays Global Investors Australia Ltd               35,361               .0169
Gerrard Ltd                                              236               .0001

                        Group Holding              7,590,925              3.6367


                           Registered Holders Report

Marconi Corp.                                                    SEDOL : 3335442


As at 24 May 2005 Barclay PLC, through the registered holders listed below, had a notifiable interest in 7,590,925 ORD GBP0.25 representing 3.64% of the issued share capital of 208,740,939 units.


Registered Holder                                Account Designation     Holding

Bank of Ireland                                                           29,767
BARCLAYS CAPITAL NOMINEES LIMI                                         2,508,291
Barclays Trust Co & Others                                                     1
BARCLAYS TRUST CO AS EXEC/ADM                                                  5
BARCLAYS Trust Co E99                                                          6
CHASE NOMINEES LTD                                            16376      120,915
INVESTORS BANK AND TRUST CO.                                             264,528
INVESTORS BANK AND TRUST CO.                                           1,053,025
INVESTORS BANK AND TRUST CO.                                               1,167
INVESTORS BANK AND TRUST CO.                                              47,723
INVESTORS BANK AND TRUST CO.                                               2,976
INVESTORS BANK AND TRUST CO.                                               5,998
INVESTORS BANK AND TRUST CO.                                             428,005
INVESTORS BANK AND TRUST CO.                                              43,200
JP MORGAN (BGI CUSTODY)                                       16331       68,616
JP MORGAN (BGI CUSTODY)                                       16341      120,176
JP MORGAN (BGI CUSTODY)                                       16400    2,172,055
JP MORGAN (BGI CUSTODY)                                       18409      171,377
JPMORGAN CHASE BANK                                                       35,361
JPMORGAN CHASE BANK                                                        6,387
JPMorgan Chase Bank                                                       80,974
JPMorgan Chase Bank                                                       29,640
JPMorgan Chase Bank                                                      112,072
JPMorgan Chase Bank                                                       22,306
JPMorgan Chase Bank                                                        1,899
JPMorgan Chase Bank                                                        1,794
JPMorgan Chase Bank                                                       27,856
JPMorgan Chase Bank                                                        9,058
JPMorgan Chase Bank                                                        5,734
JPMorgan Chase Bank                                                        2,082
JPMorgan Chase Bank                                                       13,894
Mellon Trust - Boston & SF                                                30,118
Mitsubishi Trust International                                             1,567
R C Greig Nominees Limited a/c                                BL1              7
R C Greig Nominees Limited GP1                                GP1            220
R C Greig Nominees Limited SA1                                SA1              9
State Street                                                               3,755
STATE STREET BOSTON                                                      135,798
STATE STREET BOSTON                                                       17,973
The Northen Trust Co                                                      10,908
WELLS FARGO SEATTLE - WIRE BAN                                             3,677
ZEBAN NOMINEES LIMTIED                                                         5

                                                          TOTAL        7,590,925


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 27 May 2005